SEC File Number: 001-40856
CUSIP Number: 50066V107
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:	December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

KORE Group Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

3 Ravinia Drive NE, Suite 500
Address of Principal Executive Office (Street and Number)

Atlanta, GA 30346
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
KORE Group Holdings, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”).
The Form 10-K could not be filed within the prescribed time period because the Company requires additional time to finalize its review of the accounting matter described below and to complete the Company’s associated closing process. As a result of the foregoing, the Company’s independent registered public accounting firm has not yet completed its audit procedures.
In the process of preparing the Company’s fiscal year 2022 financial statements, management discovered misstatements related to various items, including certain current and deferred income tax liabilities and (benefits) in various foreign jurisdictions that relate to prior periods. The Company is in the process of finalizing its assessment of the materiality of the misstatements and expects such misstatements to result in either a revision or a restatement of the prior period financial statements.
The Company is diligently working to file the Form 10-K as soon as reasonably practicable, which the Company anticipates will not be later than the fifteenth calendar day following the prescribed due date for the Form 10-K.
PART IV — OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification

Paul Holtz	(877)	710-5673
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

•For the fiscal year ending December 31, 2022, the company had an indicator (substantial and sustained decline in its stock price) that resulted in the Company engaging a third party to perform a quantitative goodwill impairment test. The result was the estimated fair value of its single reporting unit was below the carrying value of the reporting unit by approximately $55 million. This goodwill impairment charge will significantly increase the net loss of the Company in fiscal year 2022 compared to the prior fiscal year.

KORE GROUP HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2023	By:	/s/ Paul Holtz
Paul Holtz, Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).